04045957

October 31, 2004

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 03 2004
WASH. D.C. 185

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between July 1, 2004 and September 30, 2004, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Yasushi Tokizane, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391, e-mail address: tokizane_y@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By [signature]

Name: Yasuhiro Kishi

Title : Manager,

Finance & Accounting Department

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

11/8

ANNEX A

List of Documents published between July 1, 2004 and September 30, 2004

A ENGLISH LANGUAGE DOCUMENT

1 Annual Report for the year ended March 31, 2004
(Exhibit 1)

B. JAPANESE LANGUAGE DOCUMENTS

1 Flash financial results for three months ended June 30, 2004(on consolidated and non-consolidated basis) dated August 6, 2004 (Press release)
(Exhibit 2, Summary English translation attached)

2 Extraordinary Report of the Restructuring reform of plant Engineering business which was filed with the Ministry of Finance. dated August 31, 2004
(Exhibit 3, Summary English translation attached)

3 Extraordinary Report of the issuance of Euro Yen Convertible Bonds due 2011, which was filed with the Ministry of Finance. dated September 2, 2004
(Exhibit 4, Summary English translation attached)

4 Amendment of Extraordinary Report of the issuance of Euro Yen Convertible Bonds due 2011, which was filed with the Ministry of Finance. dated September 2, 2004
(Exhibit 5, Summary English translation attached)

5 Amendment of Extraordinary Report of the issuance of Euro Yen Convertible Bonds due 2011, which was filed with the Ministry of Finance. dated September 8, 2004
(Exhibit 6, Summary English translation attached)

川崎重工業株式会社 www.khi.co.jp 広報室（東京）Tel.（03）3435-2130
（神戸）Tel.（078）371-9531

NO. 2004044　　　　2004 年 8 月 6 日

平成１７年３月期第１四半期　財務・業績の概況（連結）

川崎重工は、平成 17 年３月期第１四半期（平成 16 年４月１日～平成 16 年６月 30 日）財務・業績の概況について、つぎのとおりお知らせいたします。

記

連結

（単位　億円）

	当第１四半期（平成 16 年４月１日～平成 16 年６月 30 日）	前第１四半期（平成 15 年４月１日～平成 15 年６月 30 日）	（参考）前期（平成 15 年４月１日～平成 16 年３月 31 日）
受注高	2,338	－	12,267
売上高	2,610	2,345	11,602
営業利益	5	－	222
経常利益	8	－	121
税引前当期純利益	8	－	112
当期純利益	△ 27	－	63
１株当たり当期純利益	△ 1.88 円	－円	4.37 円
総資産	11,548	－	11,569
株主資本	1,841	－	1,901

（注１）前第１四半期においては売上高のみの開示を行ったため、売上高以外の前第１四半期実績は記載しておりません。

（注２）当第１四半期の当期純利益については、未実現利益の消去額に対応する税金費用の繰延が、現行の税効果会計規定では「資産売却元の当第１四半期の見積課税所得にもとづく税額相当までしか認められない」こととなっているため、損益計算書上、税金費用が一時的に約 24 億円多く計上されております。

なお、通期ではこの歪みは解消される見通しです。

平成17年３月期 第１四半期財務・業績の概況 （連結）

平成 16年 8月 6日

上 場 会 社 名 川崎重工業株式会社　　上場取引所 東① 大① 名①
コード番号 7012 (URL http://www.khi.co.jp/)
代 表 者 役職名 取締役社長 氏 名 田﨑 雅元 本社所在都道府県
問合せ先責任者 役職名 財務経理部長 氏 名 髙尾 光俊 兵庫県
問合せ先窓口 広 報 室 TEL (03) 3435 － 2130

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無 ： 有
　法人税等の計上基準については、簡便な手続によっております。
②最近連結会計年度からの会計処理方法の変更の有無： 有 （詳細は添付資料４ページ参照）
③連結及び持分法の適用範囲の異動の有無 ： 有
　連結子会社数 99社 （除外） ２社 川崎興産㈱ 他１社
　持分法適用関連会社数 17社 （新規） １社 スチールプランテック㈱
④公認会計士又は監査法人による関与の状況 ： 無

２．平成17年３月期第１四半期 財務・業績の概況（平成 16年 ４月 １日 ～ 平成 16年 ６月 30日）

(1)経営成績（連結）の進捗状況

	売 上 高		営 業 利 益		経 常 利 益		四半期（当期）純 利 益	
	百万円	%	百万円	%	百万円	%	百万円	%
17年3月第1四半期	261,046	11.2	530	−	854	−	△ 2,720	−
16年3月第1四半期	234,563	−	−	−	−	−	−	−
(参考)16年3月期	1,160,252		22,249		12,140		6,332	

	１株当たり四半期（当期）純 利 益	潜在株式調整後１株当たり四半期(当期) 純利益
	円 銭	円 銭
17年3月第1四半期	△ 1.88	−
16年3月第1四半期	−	−
(参考)16年3月期	4.37	4.22

(注1) 売上高におけるパーセント表示は、対前第１四半期増減率であります。
(注2) 前第１四半期においては売上高のみの開示を行ったため、売上高以外の前第１四半期実績及び増減率は記載しておりません。

[経営成績（連結）の進捗状況に関する定性的情報等]

当第１四半期におけるわが国経済は、個人消費や民間設備投資の増加により、着実に回復してまいりました。先行きについては引き続いて回復基調で推移することが期待されますが、公共投資は依然として低迷しており、鋼材をはじめとした素材価格の一層の上昇も懸念され、予断を許さない状況にあります。

このような経営環境の下で、当グループの当第１四半期の連結業績は、受注高は2,338億円、売上高は2,610億円を計上しました。利益については、経常利益は８億円となりました。

なお、当四半期純損益は27億円の損失となっておりますが、これは未実現利益の消去額に対応する税金費用の繰延が、現行の税効果会計規定では「資産売却元の当第１四半期の見積課税所得にもとづく税額相当までしか認められない」こととなっており、損益計算書上、税金費用が一時的に約24億円多く計上されているためです。通期ではこの歪みは解消される見通しです。

当グループは通常の営業の形態として、上半期に比べ下半期に完成する工事の割合が大きく、官公庁案件などを中心に特に第４四半期に売上の計上が集中する傾向があります。

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
17年3月第1四半期	1,154,854	184,158	15.9	127.66
16年3月第1四半期	−	−	−	−
(参考)16年3月期	1,156,904	190,175	16.4	131.82

（注）当第１四半期より財政状態の開示を行っているため、前第１四半期実績は記載しておりません。

３．平成17年３月期の連結業績予想（ 平成 16年 4月 1日 〜 平成 17年 3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	550,000	△ 4,000	△ 4,000
通期	1,230,000	16,000	10,000

（参考）１株当たり予想当期純利益（通期）　６ 円 93 銭

[連結業績予想に関する定性的情報等]

平成17年３月期の業績予想については、これまでのところ概ね計画通り推移しており、前回（５月12日）公表値から変更ありません。

本資料に記載されている業績予想につきましては、現時点で入手可能な情報に基づき判断したものです。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。そのような要因としては、当グループを取り巻く政治・経済情勢、為替相場の変動、及び国内外の各種規制等が挙げられます。

要約連結損益計算書

（単位　百万円）

科　　目	当第１四半期 （平成16年４月１日から 平成16年６月30日まで）	前第１四半期 （平成15年４月１日から 平成15年６月30日まで）	（参考） 前期 （平成15年４月１日から 平成16年３月31日まで）
Ⅰ 売　上　高	261,046	234,563	1,160,252
Ⅱ 売　上　原　価	228,871	-	998,416
売上総利益	32,175	-	161,835
Ⅲ 販売費及び一般管理費	31,644	-	139,585
営　業　利　益	530	-	22,249
Ⅳ 営　業　外　収　益	2,719	-	7,162
1. 受取利息及び受取配当金	(1,103)	-	(3,475)
2. そ　の　他	(1,615)	-	(3,686)
Ⅴ 営　業　外　費　用	2,395	-	17,272
1. 支　払　利　息	(1,669)	-	(7,273)
2. そ　の　他	(726)	-	(9,998)
経　常　利　益	854	-	12,140
Ⅵ 特　別　利　益	-	-	1,267
Ⅶ 特　別　損　失	-	-	2,165
税金等調整前四半期（当期）純利益	854	-	11,241
法人税、住民税及び事業税	3,608	-	16,604
法人税等調整額	-	-	△ 11,889
少数株主損失（△）又は少数株主利益	△ 33	-	195
四半期純損失(△)又は当期純利益	△ 2,720	-	6,332

（注）前第１四半期においては売上高のみの開示を行ったため、売上高以外の前第１四半期実績は記載していない。

比較連結剰余金計算書

（単位　百万円）

科目	当第１四半期（平成16年４月１日から平成16年６月30日まで）	前第１四半期（平成15年４月１日から平成15年６月30日まで）	（参考）前期（平成15年４月１日から平成16年３月31日まで）
（資本剰余金の部）			
Ⅰ　資本剰余金期首残高	31,388	-	24,682
Ⅱ　資本剰余金増加高	0	-	6,705
1. 株式交換に係る新株発行に伴う増加高	(-)	(-)	(6,705)
2. 自己株式処分差益	(0)	(-)	(0)
Ⅲ　資本剰余金四半期末（期末）残高	31,388	-	31,388
（利益剰余金の部）			
Ⅰ　利益剰余金期首残高	80,468	-	77,069
連結子会社の会計期間変更による減少高	221	-	-
Ⅱ　利益剰余金減少高	2,923	-	2,933
1. 配当金	(2,885)	(-)	(2,780)
2. 役員賞与	(38)	(-)	(71)
3. その他	(-)	(-)	(80)
Ⅲ　四半期純損失(△)又は当期純利益	△　2,720	-	6,332
Ⅳ　利益剰余金四半期末（期末）残高	74,603	-	80,468

（注１）役員賞与は、連結子会社の役員に係るものである。

（注２）前第１四半期においては、売上高のみの開示を行ったため、売上高以外の前第１四半期実績は記載していない。

要約連結貸借対照表

(単位　百万円)

科目	当第１四半期 (平成16年６月30日現在)	前期 (平成16年３月31日現在)	比較増減
(資産の部)			
Ⅰ 流動資産	798,517	799,480	△ 963
1. 現金及び預金	70,820	43,064	27,756
2. 受取手形及び売掛金	321,066	365,376	△ 44,310
3. たな卸資産	345,015	335,064	9,951
4. その他	67,961	62,700	5,261
貸倒引当金	△ 6,347	△ 6,725	377
Ⅱ 固定資産	356,337	357,424	△ 1,086
1. 有形固定資産	248,418	248,922	△ 503
2. 無形固定資産	14,556	15,881	△ 1,325
3. 投資その他の資産	97,713	96,720	992
貸倒引当金	△ 4,351	△ 4,100	△ 250
資産合計	1,154,854	1,156,904	△ 2,049
(負債の部)			
Ⅰ 流動負債	700,853	677,538	23,314
1. 支払手形及び買掛金	259,480	286,116	△ 26,636
2. 短期借入金	165,938	168,651	△ 2,713
3. 前受金	136,977	110,900	26,077
4. 1年内償還社債	55,000	20,000	35,000
5. その他	83,457	91,869	△ 8,412
Ⅱ 固定負債	266,151	285,335	△ 19,184
1. 社債及び長期借入金	189,539	210,819	△ 21,280
2. 退職給付引当金	65,554	63,758	1,796
3. その他	11,057	10,758	299
負債合計	967,004	962,874	4,130
少数株主持分	3,691	3,854	△ 163
(資本の部)			
Ⅰ 資本金	81,427	81,427	-
Ⅱ 資本剰余金	31,388	31,388	0
Ⅲ 利益剰余金	74,603	80,468	△ 5,865
Ⅳ その他有価証券評価差額金	13,230	13,265	△ 34
Ⅴ 為替換算調整勘定	△ 16,398	△ 16,283	△ 114
Ⅵ 自己株式	△ 93	△ 91	△ 1
資本合計	184,158	190,175	△ 6,016
負債、少数株主持分及び資本合計	1,154,854	1,156,904	△ 2,049

会計処理方法の変更について

(1) 収益の計上基準

売上の計上方法について、従来、当社は、工事期間が１年超で、代価50億円以上の請負工事に係る収益の計上については工事進行基準を採用しておりましたが、当連結会計年度より、工事期間が１年超で、代価が30億円以上の請負工事に係る収益の計上について工事進行基準を採用しております。

当該変更は、工事進行基準の適用範囲を広げて、期間損益計算の一層の適正化を図るために行ったものであります。当該変更に伴い、売上高が297億円、経常利益が17億円増加しております。

(2) 一部連結子会社の仮決算の実施について

12月31日を決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、及びKawasaki Motors Europe N.V. の３社については、従来は12月31日現在の財務諸表に基づいて連結しておりましたが、連結財務諸表のより一層の適正化を図るため､当連結会計年度より４月１日から３月31日までを会計期間として連結することといたしました。当第１四半期においては、６月30日現在で同３社が実施した仮決算に基づく財務諸表により連結しております。

これにより、当第１四半期において期首利益剰余金を221百万円減額しております。

〈参考〉

事業の種類別セグメント
受注・販売および営業利益の状況(連結)

＜受 注 高＞ (単位 百万円)

事業の種類別セグメント	当第1四半期(平成16年4月1日から平成16年6月30日まで)		前第1四半期(平成15年4月1日から平成15年6月30日まで)		前期(平成15年4月1日から平成16年3月31日まで)	
	金 額	構成比%	金 額	構成比%	金 額	構成比%
船 舶	29,079	12.4	-	-	123,756	10.0
車 両	15,716	6.7	-	-	153,399	12.5
航 空 宇 宙	14,662	6.2	-	-	216,201	17.6
ガスタービン・機械	46,503	19.8	-	-	129,986	10.5
プラント・環境・鉄構	17,281	7.3	-	-	156,145	12.7
汎 用 機	81,533	34.8	-	-	318,325	25.9
そ の 他	29,046	12.4	-	-	128,913	10.5
合 計	233,823	100.0	-	-	1,226,727	100.0

(注1) 前第1四半期においては、売上高のみの開示を行ったため、売上高以外の前第1四半期実績は記載しておりません。

(注2) 汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示しております。

＜売 上 高＞ (単位 百万円)

事業の種類別セグメント	当第1四半期(平成16年4月1日から平成16年6月30日まで)		前第1四半期(平成15年4月1日から平成15年6月30日まで)		前期(平成15年4月1日から平成16年3月31日まで)	
	金 額	構成比%	金 額	構成比%	金 額	構成比%
船 舶	19,348	7.4	25,915	11.0	94,938	8.1
車 両	24,219	9.2	27,342	11.6	120,597	10.3
航 空 宇 宙	36,001	13.7	22,838	9.7	173,783	14.9
ガスタービン・機械	37,843	14.4	32,639	13.9	136,468	11.7
プラント・環境・鉄構	33,854	12.9	20,025	8.5	191,411	16.4
汎 用 機	81,533	31.2	79,351	33.8	318,325	27.4
そ の 他	28,246	10.8	26,451	11.2	124,727	10.7
合 計	261,046	100.0	234,563	100.0	1,160,252	100.0

(注1) 売上高は外部顧客に対する売上高です。

＜営業利益又は損失＞ (単位 百万円)

事業の種類別セグメント	当第1四半期(平成16年4月1日から平成16年6月30日まで)	前第1四半期(平成15年4月1日から平成15年6月30日まで)	前期(平成15年4月1日から平成16年3月31日まで)
	金 額	金 額	金 額
船 舶	1,810	-	△ 2,360
車 両	△ 235	-	4,322
航 空 宇 宙	963	-	4,243
ガスタービン・機械	△ 1,298	-	4,536
プラント・環境・鉄構	△ 3,003	-	1,219
汎 用 機	978	-	7,249
そ の 他	1,315	-	3,039
合 計	530	-	22,249

(注1) 営業損益のセグメント間精算額は「その他」に含めて表示しています。

(注2) 前第1四半期においては、売上高のみの開示を行ったため、売上高以外の前第1四半期実績は記載しておりません。

Kawasaki

August 6, 2004

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES

FLASH CONSOLIDATED FINANCIAL RESULTS OF THE FIRST QUARTER (Unaudited)

For three months ended Jun. 30, 2004 and 2003 and one year ended March 31, 2004

Operating results

	Millions of yen			Thousands of U.S. dollars
	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2003	% Change	*Three months ended Jun. 30, 2004*
Net sales	¥ **261,047**	¥ 234,564	+11%	*$ 2,407,516*
Operating income (loss)	**531**	-	-	*4,897*
Net income (loss)	**(2,720)**	-	-	*(25,085)*
Net income (loss) per share (Yen)	**(1.9)**	-		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of June 30, 2004	¥ **1,154,855**	¥ **184,158**	**16%**
As of March 31, 2004	1,156,904	190,175	16%
As of June 30, 2004	*$ 10,650,696*	*$ 1,698,405*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of June 30, 2004	¥ 127.7	**1,442,530**
As of March 31, 2004	131.8	1,442,542
As of June 30, 2004	*$ 1.18*	–

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2005	¥ 1,230,000	¥ 10,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥108.43=$1, the rate prevailing as of June 30, 2004, solely for the convenience of the readers.

3. There is no previous information compared with that of this first quarter other than "Net sales", because we disclosed only "Net sales" for the last first quarter.

4. Effective April 1, 2004, Kawasaki Heavy Industries, Ltd. (the "Company") has changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥ 3,000 million. Previously, it has been applied to long-term contracts exceeding ¥ 5,000 million.

The Company has made this change in accounting policy for appropriate periodic accounting of profit and loss, by expanding the range of application of the percentage-of-completion method.

As a result of this change, net sales has increased ¥ 29.7 billion ($ 273.9 million), and income before income taxes and minority interests has increased ¥ 1.7 billion ($ 15.7 million) compared with the amounts which would have been recognized under the previous method of accounting.

5. Fiscal year-ends of the three consolidated subsidiaries, Kawasaki Motors Japan Ltd., Kawasaki Motors Corp.,U.S.A., and Kawasaki Motors Europe N.V., are December 31. So far the Company has consolidated these subsidiaries' financial statements as of each subsidiaries' latest fiscal year-end, December 31.

However, in order to improve transparency and quality of consolidated financial statements, effective April 1, 2004, the Company has made a decision to consolidate the three subsidiaries' financial statements as of each subsidiaries' assumed settling days, last March 31.

Therefore, the Company's retained earnings as of the beginning of this fiscal year has been adjusted accordingly by deducting ¥ 222 million ($ 2,047 thousand) which would have been recognized under the previous method of accounting.

Condensed Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
	As of Jun. 30, 2004	As of Mar. 31, 2004	*As of Jun. 30, 2004*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **70,821**	¥ 43,064	$ *653,149*
Receivables, less allowance	**330,634**	376,807	*3,049,285*
Inventories	**345,015**	335,064	*3,181,915*
Other current assets	**52,047**	44,545	*480,006*
Total current assets	**798,517**	799,480	*7,364,355*
Investments and long-term loans less allowance :	**77,734**	77,839	*716,905*
Net property, plant and equipment :	**248,419**	248,922	*2,291,054*
Intangible and other assets :	**30,185**	30,663	*278,382*
Total assets	¥ **1,154,855**	¥ 1,156,904	$ *10,650,696*
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **220,938**	¥ 188,652	$ *2,037,610*
Payables	**259,480**	286,117	*2,393,065*
Advances from customers	**136,978**	110,900	*1,263,285*
Other current liabilities	**83,458**	91,870	*769,694*
Total current liabilities	**700,854**	677,539	*6,463,654*
Long-term liabilities :			
Long-term debt, less current portion	**189,539**	210,819	*1,748,031*
Others	**76,613**	74,516	*706,566*
Total long-term liabilities	**266,152**	285,335	*2,454,597*
Minority interests	**3,691**	3,855	*34,040*
Shareholders' equity :			
Common stock	**81,427**	81,427	*750,964*
Capital surplus	**31,388**	31,388	*289,478*
Retained earnings	**74,603**	80,469	*688,029*
Net unrealized gains on securities	**13,231**	13,266	*122,023*
Foreign currency translation adjustments	**(16,398)**	(16,283)	*(151,231)*
Treasury stock	**(93)**	(92)	*(858)*
Total shareholders' equity	**184,158**	190,175	*1,698,405*
Total liabilities and shareholders' equity	¥ **1,154,855**	¥ 1,156,904	$ *10,650,696*

Condensed Consolidated Statements of Operations

For three months ended June 30, 2004

	Millions of yen			Thousands of U.S. dollars
	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2003	**% Change**	*Three months ended Jun. 30, 2004*
Net sales	¥ **261,047**	¥ 234,564	**+11%**	$ *2,407,516*
Cost of sales	**228,871**			*2,110,772*
Gross profit	**32,176**			*296,744*
Selling, general and administrative expenses	**31,645**			*291,847*
Operating income (loss)	**531**	—	-	*4,897*
Other income (expenses) :				
Interest and dividend income	**1,104**			*10,182*
Equity in income of unconsolidated subsidiaries and affiliates	**245**			*2,259*
Interest expense	**(1,669)**			*(15,392)*
Other, net	**643**			*5,930*
Income before income taxes and minority interests	**854**	—	-	*7,876*
Income taxes	**(3,608)**			*(33,275)*
Minority interests in net loss (income) of consolidated subsidiaries	**34**			*314*
Net income (loss)	¥ **(2,720)**	¥ —	-	$ *(25,085)*

Net sales, orders and operating income (loss) by industry segment

	Millions of yen				%	Thousands of U.S. dollars
	Three months ended Jun. 30, 2004		Three months ended Jun. 30, 2003		**Change**	*Three months ended Jun. 30, 2004*
Net sales :						
Shipbuilding	¥ **19,348**	***(8%)***	¥ 25,915	*(11%)*	**-25%**	*$ 178,438*
Rolling Stock, Construction Machinery & Crushing Plant	**24,220**	***(9%)***	27,343	*(12%)*	**-11%**	*223,370*
Aerospace	**36,001**	***(14%)***	22,839	*(10%)*	**+58%**	*332,021*
Gas Turbines & Machinery	**37,844**	***(14%)***	32,640	*(14%)*	**+16%**	*349,018*
Plant & Infrastructure Engineering	**33,855**	***(13%)***	20,025	*(8%)*	**+69%**	*312,229*
Consumer products & Machinery	**81,533**	***(31%)***	79,351	*(34%)*	**+3%**	*751,941*
Other	**28,246**	***(11%)***	26,451	*(11%)*	**+7%**	*260,499*
Total	¥ **261,047**	***(100%)***	¥ 234,564	*(100%)*	**+11%**	*$ 2,407,516*
Orders :						
Shipbuilding	¥ **29,080**	***(12%)***	¥ —		—	*$ 268,192*
Rolling Stock, Construction Machinery & Crushing Plant	**15,716**	***(7%)***	—		—	*144,941*
Aerospace	**14,663**	***(6%)***	—		—	*135,230*
Gas Turbines & Machinery	**46,503**	***(20%)***	—		—	*428,876*
Plant & Infrastructure Engineering	**17,282**	***(7%)***	—		—	*159,384*
Consumer products & Machinery	**81,533**	***(36%)***	—		—	*751,941*
Other	**29,046**	***(12%)***	—		—	*267,878*
Total	¥ **233,823**	***(100%)***	¥ —		—	*$ 2,156,442*

	Millions of yen		Thousands of U.S. dollars
	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2003	*Three months ended Jun. 30, 2004*
Operating income (loss) :			
Shipbuilding	¥ **1,810**	¥ —	*$ 16,693*
Rolling Stock, Construction Machinery & Crushing Plant	**(235)**	—	*(2,167)*
Aerospace	**964**	—	*8,890*
Gas Turbines & Machinery	**(1,299)**	—	*(11,980)*
Plant & Infrastructure Engineering	**(3,003)**	—	*(27,695)*
Consumer products & Machinery	**978**	—	*9,019*
Other	**1,316**	—	*12,137*
Total	¥ **531**	¥ —	*$ 4,897*

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年8月31日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　田　崎　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078) 682－5001 (大代表)
【事務連絡者氏名】	財務経理部副部長　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 （神戸クリスタルタワー）
【電話番号】	(078) 371－9551
【事務連絡者氏名】	財務経理部副部長　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

1 【提出理由】

（1） 当社は、平成16年8月31日開催の取締役会において、平成17年4月1日をもって、当社のプラント事業を会社分割により分社独立させる方針を決定しました。

これにより、証券取引法第24条の5第4項ならびに企業内容等の開示に関する内閣府令第19条第2項第7号の規定に基づき本報告書を提出するものであります。

報告内容は「2報告内容（1）会社の分割」のとおりです。

（2） 当社は、平成16年8月31日開催の取締役会において、当社代表取締役の異動を決議しました。

これにより、証券取引法第24条の5第4項ならびに企業内容等の開示に関する内閣府令第19条第2項第9号の規定に基づき本報告書を提出するものであります。

報告内容は「2報告内容（2）代表取締役の異動」のとおりです。

2 【報告内容】

（1） 会社の分割

① 当該分割により当社から営業を承継する会社の名称、住所、代表者の氏名、資本金の額及び事業の内容

商号	川重プラント株式会社
本店所在地	神戸市中央区
代表者	取締役社長　林 敏和
資本金	40百万円（平成16年3月31日現在。当社100%出資）
事業の内容	プラント機器・機械の設計・製造・据付等

② 当該分割の目的

当社のプラント事業は、1960年代より、製鉄・セメント・化学・発電等の分野で、社会資本や産業基盤の整備に資する事業として世界的に展開し、当社の中核事業の一翼を担ってきました。しかし、ここ数年は国内外での熾烈な価格競争に晒され、業績の低迷を余儀なくされています。

そこで、プラント事業について、事業の選択と集中を加速し、収益性が高く競争優位にある製品に絞り込んで事業運営を行うとともに、今後成長の見込める環境保全・リサイクル分野での新製品投入・市場開拓に経営資源を重点配分することとし、これと併行して、機動的な事業運営と効率的な経営を追求することで、同事業の体質転換を図り、安定した経営基盤を早期に構築するため、同事業を分社独立することとしました。

③ 当該分割の方法及び分割に係る計画又は契約の内容

(ア) 分割方法

当社を分割会社とし、川重プラント株式会社を承継会社とする分社型吸収分割とする予定です。

(イ) 分割契約の内容（予定）

分社の対象となる事業	セメントプラント、化学プラント、ボイラ・発電プラント、資源リサイクルプラント等の設計・製造・据付・修理等の事

業（プラント・環境・鉄構カンパニーのプラントビジネスセンターが所掌する事業）

分社の時期　　　平成17年４月１日

分社後の承継会社の純資産　　約100億円

なお、その他の具体的な諸条件については、今後決定していく予定であります。

（２）　代表取締役の異動

①　代表取締役の氏名、職名、生年月日および所有株式数

（ア）代表取締役でなくなる者

氏名	職名	生年月日	所有株数
前田　卓也	常務取締役 代表取締役	昭和15年６月２日生	48千株

（イ）異動年月日

平成16年10月１日

以上

EXHIBIT 3

(Summary Translation)

Extraordinary Report of the Restructuring reform of plant Engineering business which was filed with the Ministry of Finance dated August 31, 2004

\- - - - - - - - - - - - - -

Kawasaki Heavy Industries, Ltd. ("the Company") made decisions as follows, at the Board Meeting held on August 31, 2004,

(1) The spin-off the plant Engineering business

As at April 1 2005, the Company's Plant engineering Business Centre will be transferred to a wholly-owned subsidiary, Kawasaki Plant Engineering Co., Ltd

(2) Representative Directors to Change

The following representative directors will resign from the title as at October 1, 2004

Takuya Maeda (currently Senior Vice President)

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成16年9月2日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　崎　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078)682－5001(大代表)
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078)371－9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号(古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

1 【提出理由】

平成16年９月２日開催の当社取締役会において、欧州を中心とする海外市場(但し、米国を除く。)において募集する2011年満期ユーロ円建転換社債型新株予約権付社債(以下「本新株予約権付社債」といい、その社債部分を「本社債」、その新株予約権部分を「本新株予約権」という。)の発行を決議しましたので、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び同条第２項第１号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

イ 本新株予約権付社債の銘柄

川崎重工業株式会社2011年満期ユーロ円建転換社債型新株予約権付社債

ロ 本新株予約権付社債に関する事項

(ⅰ) 発行価額　本社債額面金額の100％(各本社債額面金額1,000,000円)

(ⅱ) 発行価格　本社債額面金額の102.5％

(ⅲ) 発行価額の総額　220億円及び下記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額の合計額

(ⅳ) 券面額の総額　220億円及び下記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額の合計額

(ⅴ) 利率　利息は付さない。

(ⅵ) 償還期限　2011年９月30日

(ⅶ) 本新株予約権の目的となる株式の種類及び数

(1) 種類　当社普通株式

(2) 数　本新株予約権付社債所持人が本新株予約権を行使した場合、発行又はこれに代えて当社の有する当社普通株式を移転(以下、当社普通株式の発行又は移転を当社普通株式の「交付」という。)すべき数は、当該本新株予約権付社債所持人による本新株予約権の行使請求に係る本社債の発行価額の総額を、下記(ⅸ)記載のとおり決定される転換価額で除した数とする。但し、本新株予約権行使の際に生じる１株未満の

端数は切り捨て、現金による調整は行わない。なお、同一の本新株予約権付社債所持人により複数の本新株予約権が同時に行使された場合、当該本新株予約権の行使により交付される当社普通株式の数は、当該本株予約権に係る本新株予約権付社債の元本金額合計額に基づき計算される。本新株予約権の行使により単元未満株式が発生する場合には、商法に定める単元未満株式の買取請求権が行使されたものとして現金により精算する。

(viii) 本新株予約権の総数　22,000個及び下記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額を1,000,000円で除した個数並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額を1,000,000円で除した個数の合計数

(ix) 本新株予約権の行使に際して払い込むべき金額

(1) 本新株予約権1個の行使に際して払い込むべき額は、本社債の発行価額と同額とする。

(2) 本新株予約権の行使に際して払い込むべき当社普通株式1株あたりの額(以下「転換価額」という。)は、当初、当社取締役会の授権に基づき、当社の代表取締役が、投資家の需要状況及びその他の市場動向を勘案して決定する。但し、当初転換価額は、当社と幹事引受会社との間で締結される引受契約書締結日又はその前日（いずれも東京時間）の株式会社東京証券取引所における当社普通株式の普通取引の終値に1.3を乗じた額を下回ってはならない。

(3) 転換価額は、本新株予約権付社債の発行後、当社が当社普通株式の時価を下回る価額で当社普通株式を発行又は処分する場合、以下の算式により調整される。なお、以下の算式において、「既発行株式数」とは、当社の発行済普通株式総数(但し、当社普通株式に係る自己株式数を除く。)をいう。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行・処分株式数} \times \text{1株あたりの発行・処分価額}}{\text{時価}}}{\text{既発行株式数} + \text{新発行・処分株式数}}$$

また、転換価額は、当社普通株式の分割若しくは併合、又は当社普通株式の時価を下回る価額をもって当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の発行が行われる場合その他一定の事由が生じた場合にも適宜調整される。

(x) 本新株予約権の行使期間

2004年10月12日から2011年9月16日の営業終了時(行使請求地時間)までとする。但し、(i)当社の選択による繰上償還の場合には、当該償還予定日の東京における3営業日前の日の営業終了時（行使請求地時

間）まで、(ii)本新株予約権付社債所持人の選択による繰上償還の場合には、償還通知書が新株予約権付社債の要項に定める代理人の営業所に預託された時まで、(iii)期限の利益喪失の場合には、期限の利益喪失時まで、(iv)買入消却の場合には、本社債が消却され又は消却のために引渡された時までとする。上記いずれの場合も、2011年９月16日より後に本新株予約権を行使することはできない。上記の行使請求期間経過後は、その時点で残存するすべての本新株予約権は無効となり、行使不能となる。

（xｉ）本新株予約権の行使の条件

各本新株予約権の一部行使はできないものとする。

（xⅱ）本新株予約権の行使により株券を発行する場合の当該株券の発行価格のうちの資本組入額

行使に際して払込があったものとみなされる転換価額(調整された場合は調整後の転換価額)に0.5を乗じた金額とし、計算の結果１円未満の端数を生じる場合はその端数を切り上げた額とする。

（xⅲ）代用払込に関する事項

商法第341条ノ３第１項第７号及び第８号の規定に基づき、本新株予約権付社債所持人が本新株予約権を行使した場合は、当該本新株予約権付社債に係る本社債の全額の償還に代えて当該本新株予約権の行使に際して払込をなすべき額の全額の払込があったものとして取り扱うことを請求したものとみなす。

（xⅳ）本新株予約権の譲渡に関する事項

該当なし。

ハ　発行方法

Nomura International plcを主幹事引受会社とする幹事引受会社の総額買取引受による欧州を中心とする海外市場（但し、米国を除く。）における募集。なお、当社は、幹事引受会社に対し、2004年９月15日（ロンドン時間）までに当社に通知することにより、本社債額面金額合計額30億円を上限として追加的に本新株予約権付社債を買い取る権利を付与する。

ニ　引受人の名称

Nomura International plc（主幹事引受会社）
その他引受人については未定

ホ　募集を行う地域

欧州を中心とする海外市場(但し、米国を除く。)

へ　新規発行による手取金の額及び使途

(1) 本新株予約権付社債の新規発行による手取金の額

発行総額	220億円及び上記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額の合計額
発行諸費用の概算額	7,000万円
差引手取概算額	219億3,000万円及び上記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額の合計額

(2) 本新株予約権付社債の手取金の使途

手取金については、当社の設備資金及び長期借入金の返済資金に充当する予定である。

ト　新規発行年月日　　2004年９月21日(ロンドン時間)

チ　上場証券取引所　　本新株予約権付社債をロンドン証券取引所に上場する。

リ　その他の事項

(1) 本社債の担保または保証

該当なし

(2) 平成16年８月31日現在の発行済株式総数及び資本の額

発行済株式総数	1,443,394,172株
資本の額	81,427,090,720円

(注)　当社は転換社債及び新株予約権付社債を発行しているため、発行済株式総数及び資本の額は平成16年８月31日現在の数字を記載した。

安定操作に関する事項

該当なし。

以上

EXHIBIT 4

(Summary Translation)

Extraordinary Report of the issuance of Euro Yen Convertible Bonds due 2011, which was filed with the Ministry of Finance. dated September 2, 2004

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Notice Concerning Issuance of Euro Yen Convertible Bonds due 2011
(convertible bonds type - bonds with stock acquisition rights,
tenkanshasaigata shinkabu yoyakuken-tsuki shasai)

The Board of Directors of Kawasaki Heavy Industries, Ltd. (KHI), at its meeting on September 2, 2004, has resolved on issuance of Euro Yen Convertible Bonds due 2011 (convertible bonds type - bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai). Details of this resolution are as follows.

1. Name of issue:

Euro Yen Convertible Bonds due 2011 of Kawasaki Heavy Industries, Ltd. (convertible bonds type – bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (hereinafter referred to as the "Bonds", which term shall, unless the context requires otherwise, include stock acquisition rights incorporated in the Bonds; and the stock acquisition rights attached thereto are hereinafter referred to as the "Stock Acquisition Rights")

2. Total amount of issue of the Bonds:

Grand total of ¥22,000,000,000 and an aggregate principal amount of the Bonds which are additionally issued pursuant to exercise of the Option(as set forth in Item7.(a) below) granted to the Managers, Nomura International plc being the Lead Manager, and an aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

3. Issue price of the Bonds:

100% of the principal amount of the Bonds.

4. Issue price of a Stock Acquisition Right:

Zero.

5. Rate of interest:

No interest will accrue on the Bonds.

6. Date of payment and date of issuance:

September 21, 2004 (London time).

7. (a) Place and Method of Offering / (b) Offer price of the Bonds:

(a) Offering to overseas markets mainly in Europe (except for the U.S.) through underwriting of the principal amount of the Bonds by the Managers, Nomura International plc being the Lead Manager. KHI has granted the Managers an option, exercisable at any time up to and including September 15, 2004 (London time) to subscribe under certain circumstances up to a further ¥3,000,000,000 aggregate principal amount of the Bonds.

(b) 102.5% of the principal amount of the Bonds.

8. Particulars of the Stock Acquisition Rights:

(1) Class and number of Shares to be acquired upon exercise of the Stock Acquisition Rights:

(a) Class of Shares:

Common stock of KHI

(b) Number of Shares:

The number of Shares to be issued or transferred to the Bondholder (references hereinafter to the word "acquired" used in conjunction with the Shares shall be read as including both the words "issued" and "transferred", and the word "acquisition" shall be construed accordingly) exercising the Stock Acquisition Right will be determined by dividing the aggregate Issue Price of the Bonds deposited at the same time upon exercise of the Stock Acquisition Right by the Conversion Price (as determined in accordance with Paragraph 8.(3)(b) below). Fractions of a Share will not be issued upon exercise of any Stock Acquisition Right and no adjustment or cash payment will be made in respect thereof. However, if more than one Stock Acquisition Right is exercised at any one time by the same Bondholder, the number of Shares which shall be acquired upon exercise of such Stock Acquisition Rights shall be calculated on the basis of the aggregate principal amount of the Bonds to which such Stock Acquisition Rights are attached. If the number of Shares to be acquired by the Bondholder exercising the Stock Acquisition Right does not constitute a unit of 1,000 Shares or an integral multiple thereof, the Bondholder will be deemed to have exercised his/her right to request KHI for purchase of the Shares not constituting a unit as set forth in the Commercial Code and, consequently, cash adjustment

will be made in respect thereof.

(2) Total number of Stock Acquisition Rights to be issued:

Grand total of 22,000 and the number obtained by dividing the aggregate principal amount of the Bonds which are additionally issued pursuant to exercise of the Option (as set forth in Item 7.(a) above) by ¥1,000,000 and an additional number obtained by dividing the aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate, by ¥1,000,000.

(3) Amount to be paid upon exercise of the Stock Acquisition Right and the Conversion Price:

(a) Amount to be paid upon exercise of a Stock Acquisition Right is equal to the issue price of the Bond.

(b) The price at which a Share shall be acquired upon exercise of the Stock Acquisition Right (hereinafter referred to as "Conversion Price") will initially be determined by a Representative Director of KHI referring to the investor's demands and other market factors, pursuant to the authorization of the Board of the Directors; provided that such initial Conversion Price shall not be less than 1.3 times the Closing Price of ordinary trading on the Tokyo Stock Exchange, Inc. on the date of the execution of the Subscription Agreement or the day before (Tokyo time).

(4) Rationale for determining the issue price of the Stock Acquisition Right and the amount to be paid upon its exercise:

Considering that a Stock Acquisition Right is attached to a Bond and a Stock Acquisition Right and a Bond are mutually and closely interrelated as the Stock Acquisition Right is not capable to be transferred separately from the Bond, the Bond shall lapse upon exercise of the Stock Acquisition Right due to the substitute payment, and the exercise period of the Stock Acquisition Right shall be expired if the Bond is redeemed prior to its maturity; and the value of the Stock Acquisition Right and the economical value to be obtained by KHI upon the issue of the Bonds with Stock Acquisition Right with the coupon rate thereof and issue price thereof and on the other terms and conditions thereof, as a result of attaching the Stock Acquisition Right, the issue price has been determined to be zero (0). Since the Bond is a bond with stock acquisition right of convertible bonds type, the amount to be paid upon exercise of a Stock Acquisition Right shall be equivalent to the issue price, and initial Conversion Price shall be the amount to be determined in accordance with Paragraph (3)(b) above.

(5) Adjustment of the Conversion Price:

If KHI shall issue or transfer the Shares for a consideration per Share receivable by KHI, less than the current market price per Share of common stock of KHI subsequent to the issue of the Bonds, the Conversion Price will be adjusted by the following formula:

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of Shares outstanding} + \dfrac{\text{Number of Shares newly issued or transferred} \times \text{Issue or transfer price per Share}}{\text{Current market price}}}{\text{Number of Shares outstanding} + \text{Number of Shares newly issued or transferred}}$$

In this formula, "Number of Shares outstanding" means the total number of Shares of common stock of KHI issued and outstanding other than the Shares held by KHI as treasury stock.

The Conversion Price will also be subject to appropriate adjustment in case of a stock split, consolidation of shares, an issue by KHI of rights to acquire Shares of common stock of KHI at a consideration per Share receivable by KHI less than the current market price per Share (including those attached to the bonds), or occurrence of certain other events.

(6) Amount of a portion of the issue price of the Shares to be issued upon exercise of the Stock Acquisition Rights, which is transferred to stated capital:

The amount to be transferred to stated capital shall be the Conversion Price (if adjusted pursuant to (5) above, Conversion Price after adjustment) multiplied by 0.5, with any fraction less than one yen being counted as a full yen.

(7) Exercise period of the Stock Acquisition Rights:

On and after October 12, 2004, up to, and including, the closing time of business on September 16, 2011 (local time where the exercise is requested). Provided, however, (i) in case of the early redemption as set out in Item 9.(2)(a), (b) and (c) , then up to the close of business (local time where the exercise is requested) on the third business day in Tokyo prior to the date scheduled for redemption thereof, (ii) in case of the early redemption as set out in Item 9.(2)(d),

then up to the time when the relevant notice of redemption is deposited at the specified office of the Agent, (iii) in case that such Bond shall become due and repayable as set out in Item 9.(3), then up to the time when such Bond becomes so due and payable and (iv) in case of the purchase and cancellation as set out in Item 9.(4), then up to the day on which the Bonds are cancelled or delivered for cancellation. In no event, the Stock Acquisition Right shall be exercised after September 16, 2011. Upon expiration of the Exercise Period as above, all the Stock Acquisition Right outstanding will lapse and cease to be exercisable or valid for any purposes.

(8) Other conditions to the exercise of Stock Acquisition Rights:

No Stock Acquisition Right may be exercised in part only.

(9) Events and conditions of the cancellation of Stock Acquisition Right:

No event of the cancellation of Stock Acquisition Right is provided.

(10) Handling of Shares to be issued upon exercise of the Stock Acquisition Rights during a dividend accrual period:

KHI will pay the full amount of annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code), if any, on the Shares issued upon exercise of the Stock Acquisition Rights during a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September) during which the relevant stock acquisition date falls as if that exercise had taken effect at the beginning of such dividend accrual period.

9. Particulars of the Bonds:

(1) Redemption at maturity:

The Bonds will be redeemed on September 30, 2011 at 100 % of their principal amount.

(2) Redemption prior to maturity:

(a) Early redemption pursuant to the provision of 130% call option:

On and after September 30, 2007, KHI may, having given not less than 30 nor more than 60 days' notice to the Bondholders (which notice shall be irrevocable), redeem all, but not some only, of the Bonds then outstanding at 100% of their principal amount, provided, however, that no such redemption may be made unless the last reported selling price (the

"Closing Price") (regular way) of Shares on the Tokyo Stock Exchange, Inc. (the "Exchange") of the Shares for each of 30 consecutive Trading Days (as defined below), the last of which occurs not more than 30 days prior to the date upon which the notice of such redemption is first published, is at least 130% of the Conversion Price (as defined in Item 8.(3)(b)) in effect on each such trading day.

The term "Trading Day" means a day when the Tokyo Stock Exchange, Inc. is open for business, but does not include a day when no such last selling price is reported.

(b) Early redemption due to change of taxation, etc.:

The Bonds then outstanding may also be redeemed at the option of KHI in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days' notice (which notice shall be irrevocable), at 100% of their principal amount thereof, if KHI satisfies the Trustee that it has or will become obliged to pay additional amounts pursuant to the covenant as a result of any change in, or amendment to, the laws or regulations or taxation rule of Japan and such obligation cannot be avoided by KHI taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which KHI would be obliged to pay such additional amounts were a payment in respect of the Bonds then due.

(c) Early redemption in case that KHI becomes wholly-owned subsidiary of another company due to kabushiki-kokan or kabushiki-iten:

In the case of a resolution being passed at a general meeting of shareholders of KHI for KHI to become a wholly-owned subsidiary of another corporation by way of kabushiki-kokan or kabushiki-iten, then, under certain conditions, KHI may, at its option, having given not less than 30 nor more than 60 days' notice to Bondholders (which notice shall be irrevocable), redeem all, but not some only, of the Bonds then outstanding at the following redemption prices (expressed as a percentage of the principal amount of the Bonds).

From September 21, 2004 to September 29, 2004	107%
From September 30, 2004 to September 29, 2005	106%
From September 30, 2005 to September 29, 2006	105%
From September 30, 2006 to September 29, 2007	104%
From September 30, 2007 to September 29, 2008	103%
From September 30, 2008 to September 29, 2009	102%
From September 30, 2009 to September 29, 2010	101%
From September 30, 2010 to September 29, 2011	100%

(d) Early redemption at the Bondholder's option:

The holder of any Bond is entitled, at his option, to require KHI to redeem such Bonds on September 30, 2008 at 100% of their principal amount. To exercise such option, the holder of such Bond shall deposit at the office of the Agent not less than 30 nor more than 60 days prior to the redemption date above, a notice of redemption in the predetermined form, together with such Bond Certificate.

(3) Redemption due to the event of defaults:

If, upon the occurrence of certain events, including default in the payment with respect to the Bonds, as described in the Terms and Conditions of the Bonds, the Trustee gives notice to KHI that the Bonds are immediately due and repayable pursuant to the Terms and Conditions of the Bonds, the Bonds become immediately due and repayable and KHI shall forthwith redeem the Bonds then outstanding at 100% of their principal amount.

(4) Purchase and cancellation:

KHI and/or any of its Subsidiaries may at any time purchase Bonds in the open market or otherwise. Such Bonds may, at the option of KHI or the relevant Subsidiary, be held or resold. Bonds that have been purchased by KHI may, at the option of KHI, be cancelled, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be deemed to be waived and forfeited without any action to be taken by KHI. Bonds that have been purchased by the relevant Subsidiary may, at the option of the relevant Subsidiary, be delivered for cancellation, at which time the Stock Acquisition Rights incorporated therein shall simultaneously be deemed to be waived and forfeited without any action to be taken by such Subsidiary or KHI.

(5) Form of Bond Certificate:

Bond Certificate in bearer form representing Bonds with Stock Acquisition Rights.

(6) Security or Guarantee:

Not applicable.

(7) Financial Covenants:

Negative pledge

10. Listing:

The Bonds are scheduled to be listed on the London Stock Exchange.

11. Substitute Payment:

When the Bondholder exercises the Stock Acquisition Right, the Bondholder exercising such Stock Acquisition Right shall be deemed to make a request to KHI that, in lieu of the full redemption of the relevant Bond, KHI treat the full amount required to be paid upon exercise of the Stock Acquisition Right relating to the Bond, as set forth under Items 7 and 8 of paragraph 1 of Article 341-3 of the Commercial Code.

12. Others (for reference)

(a) Use of Proceeds:

The proceeds will be applied towards KHI's capital expenditure requirements and repayment of KHI's long-term debt.

(b) KHI's Equity Finance in the last three years

Euro Yen Convertible Bonds due 2010 (convertible bonds type - bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai)

Total amount of issue of the Bonds	:	¥25,000,000,000
Date of issuance	:	December 8, 2003
The Conversion Price	:	¥182

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成16年9月3日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　崎　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078)682－5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 （神戸クリスタルタワー）
【電話番号】	(078)371－9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

1 【提出理由】

平成16年９月２日開催の当社取締役会において、欧州を中心とする海外市場(但し、米国を除く。)において募集する2011年満期ユーロ円建転換社債型新株予約権付社債(以下「本新株予約権付社債」といい、その社債部分を「本社債」、その新株予約権部分を「本新株予約権」という。)の発行を決議し、平成16年９月２日付で証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び同条第２項第１号の規定に基づき臨時報告書を提出しました。

その後、未定であった事項の一部が決定されましたので、証券取引法第24条の５第５項の規定に基づき、この訂正報告書を提出するものであります。なお、訂正部分は下線で記載したとおりです。

2 【訂正事項】

ロ　本新株予約権付社債に関する事項

(ix) 本新株予約権の行使に際して払い込むべき金額

＜訂正前＞

(前略)

(2) 本新株予約権の行使に際して払い込むべき当社普通株式１株あたりの額(以下「転換価額」という。)は、当初、当社取締役会の授権に基づき、当社の代表取締役が、投資家の需要状況及びその他の市場動向を勘案して決定する。但し、当初転換価額は、当社と幹事引受会社との間で締結される引受契約書締結日又はその前日（いずれも東京時間）の株式会社東京証券取引所における当社普通株式の普通取引の終値に1.3を乗じた額を下回ってはならない。

(後略)

＜訂正後＞

(前略)

(2) 本新株予約権の行使に際して払い込むべき当社普通株式１株あたりの額(以下「転換価額」という。)は、当初、232円とする。

(後略)

ニ　引受人の名称

＜訂正前＞

Nomura International plc　(主幹事引受会社)

その他引受人については未定

＜訂正後＞

Nomura International plc　(主幹事引受会社)

Mizuho International plc

Citigroup Global Markets Limited

以上

EXHIBIT 5

(Summary Translation)

Amendment of Extraordinary Report of the issuance of Euro Yen Convertible Bonds due 2011, which was filed with the Ministry of Finance. dated September 2,2004

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Notice Concerning Decision on Terms and Conditions of Euro Yen Convertible Bonds due 2011 (convertible bonds type - bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai)

Kawasaki Heavy Industries, Ltd. (KHI) notifies the decision of the following terms and conditions of Euro Yen Convertible Bonds due 2011 (hereinafter referred to as the "Bonds", which term shall, unless the context requires otherwise, include stock acquisition rights incorporated in the Bonds; and the stock acquisition rights attached thereto are hereinafter referred to as the "Stock Acquisition Rights"), issuance of which was resolved by the Board of Directors of KHI on September 2, 2004.

1. Terms and conditions of the Stock Acquisition Rights:

(1) Issue price of a Stock Acquisition Right:

Zero.

2. Amount to be paid upon exercise of the Stock Acquisition Right:

Same as the issue price of the Bond.

＊ Conversion Price: ¥232 per Share
Price of shares of Kawasaki Heavy Industries, Ltd. (KHI)'s common stock (the "Shares"), etc. as of the date of decision (September 2, 2004) 【for reference only】:
① Closing Price of the Shares at the Tokyo Stock Exchange, Inc.: ¥165
② Up-rate obtained by using the following formula:
[{(Conversion Price / Stock Price(Closing Price)) − 1} × 100]: 40.61%

3. The amount to be transferred to stated capital:

¥116 per Share

4. Rationale for determining the issue price of the Stock Acquisition Right and the amount to be paid upon its exercise:

Considering that a Stock Acquisition Right is attached to a Bond and a Stock Acquisition Right and a Bond are mutually and closely interrelated as the Stock Acquisition Right is not capable

to be transferred separately from the Bond, the Bond shall lapse upon exercise of the Stock Acquisition Right due to the substitute payment, and the exercise period of the Stock Acquisition Right shall be expired if the Bond is redeemed prior to its maturity; and the value of the Stock Acquisition Right and the economical value to be obtained by KHI upon the issue of the Bonds with Stock Acquisition Right with the coupon rate thereof and issue price thereof and on the other terms and conditions thereof, as a result of attaching the Stock Acquisition Right, the issue price has been determined to be zero (0). Since the Bond is a bond with stock acquisition right of convertible bonds type, the amount to be paid upon exercise of a Stock Acquisition Right shall be equivalent to the issue price, and initial Conversion Price shall be the amount to be determined in accordance with Paragraph 2. above.

＊Details of the Bonds 【for reference only】

(1) Total amount of issue of the Bonds:

Grand total of ¥22,000,000,000 and an aggregate principal amount of the Bonds which are additionally issued pursuant to exercise of the Option granted to the Managers, Nomura International plc being the Lead Manager, and an aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

(2) The date of resolution on issuance:

September 2, 2004.

(3) Date of payment and date of issuance:

September 21, 2004 (London time).

(4) Exercise period of the Stock Acquisition Rights:

On and after October 12, 2004, up to, and including, the closing time of business on September 16, 2011 (local time where the exercise is requested). Provided, however, (i) in case of the early redemption at KHI's option, then up to the close of business (local time where the exercise is requested) on the third business day in Tokyo prior to the date scheduled for redemption thereof, (ii) in case of the early redemption at the Bondholder's option, then up to the time when the relevant notice of redemption is deposited at the specified office of the Agent, (iii) in case that such Bond shall become due and repayable, then up to the time when such Bond becomes so due and payable and (iv) in case of the purchase and cancellation, then up to the day on which the Bonds are cancelled or delivered for cancellation. In no event, the Stock

Acquisition Right shall be exercised after September 16, 2011. Upon expiration of the Exercise Period as above, all the Stock Acquisition Right outstanding will lapse and cease to be exercisable or valid for any purposes.

(5) Maturity date:

September 30, 2011

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成16年9月8日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　崎　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078)682－5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 （神戸クリスタルタワー）
【電話番号】	(078)371－9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

1 【提出理由】

平成16年９月２日開催の当社取締役会において、欧州を中心とする海外市場(但し、米国を除く。)において募集する2011年満期ユーロ円建転換社債型新株予約権付社債(以下「本新株予約権付社債」といい、その社債部分を「本社債」、その新株予約権部分を「本新株予約権」という。)の発行を決議し、平成16年９月２日付で証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第１項及び同条第２項第１号の規定に基づき臨時報告書を提出しました。

その後、未定であった事項の一部が決定されましたので、平成16年９月３日付で証券取引法第24条の５第５項の規定に基づき臨時報告書の訂正報告書を提出しましたが、さらに、未定であったその他の事項が決定したため、証券取引法第24条の５第５項の規定に基づき、この訂正報告書を提出するものであります。なお、訂正部分は下線で記載したとおりです。

2 【訂正事項】

ロ　本新株予約権付社債に関する事項

(iii) 発行価額の総額

＜訂正前＞

220億円及び下記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額の合計額

＜訂正後＞

250億円並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額の合計額

(iv) 券面額の総額

＜訂正前＞

220億円及び下記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額の合計額

＜訂正後＞

250億円並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額の合計額

(viii) 本新株予約権の総数

＜訂正前＞

22,000個及び下記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額を1,000,000円で除した個数並びに本新株予約権付社債券の紛失、盗難又は滅失の場

合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額を1,000,000円で除した個数の合計数

＜訂正後＞

25,000個並びに本新株予約権付社債券の紛失、盗難又は滅失の場合に適切な証明及び補償を得て発行することがある代替新株予約権付社債券に係る本社債の額面金額合計額を1,000,000円で除した個数の合計額

ヘ　新規発行による手取金の額及び使途

(1) 本新株予約権付社債の新規発行による手取金の額

＜訂正前＞

発行総額	220億円及び上記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額の合計額
発行諸費用の概算額	7,000万円
差引手取概算額	219億3,000万円及び上記ハ記載の幹事引受会社の権利の行使により追加的に発行される本社債の額面金額合計額の合計額

＜訂正後＞

発行総額	250億円
発行諸費用の概算額	7,000万円
差引手取概算額	249億3,000万円

以　上

EXHIBIT 6

(Summary Translation)

Amendment of Extraordinary Report of the issuance of Euro Yen Convertible Bonds due 2011, which was filed with the Ministry of Finance. dated September 8, 2004

\- - - - - - - - - - - - - -

Notice Concerning Decision of Total Amount of Issue of Euro Yen Convertible Bonds due 2011 (convertible bonds type - bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai)

Kawasaki Heavy Industries, Ltd. (KHI) notifies the decision of the following total amount of issue of Euro Yen Convertible Bonds due 2011 (hereinafter referred to as the "Bonds", which term shall, unless the context requires otherwise, include stock acquisition rights incorporated in the Bonds; and the stock acquisition rights attached thereto are hereinafter referred to as the "Stock Acquisition Rights"), issuance of which was resolved by the Board of Directors of KHI on September 2, 2004.

1. Total amount of issue of the Bonds:

¥25,000,000,000 and an aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.

2. Total number of Stock Acquisition Rights to be issued:

25,000 and an additional number obtained by dividing the aggregate principal amount of replacement Bond Certificate that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate, by ¥1,000,000.

【for reference only】

(1) The date of resolution on issuance:

September 2, 2004.

(2) The date of decision of terms and conditions of the Bonds:

September 2, 2004.

(3) Date of payment and date of issuance:

September 21, 2004 (London time).

(4) Having granted to the Managers an option to additionally subscribe to the Bonds in an aggregate principal amount of up to ¥3,000,000,000, KHI has received the option exercise notice from the managers that the managers intend to exercise the entire option, and as a result, total amount of issue of the Bonds was determined as noted above.